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                               ATTACHMENT 77C

        Description of Matters Submitted to a Vote of Security Holders

(a) A Special Meeting of Shareholders of Lutheran Brotherhood Opportunity Growth Fund, a series of The Lutheran Brotherhood Family of Funds (the "Meeting") was held on May 6, 1998.

(b) The sole matter voted upon at the Special Meeting, and the affirmative and negative votes cast thereto, was the approval or disapproval of a new investment sub-advisory agreement between The Lutheran Brotherhood Family of Funds, Lutheran Brotherhood Reesarch Corp., and T. Rowe Price Associates, Inc. Of the of the 24,494,306.9790 shares outstanding, 13,590,737.91290 shares voted for the motion; 196,521.1340 shares voted against the motion; and 887,922.9420 shares abstained.



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